Mail Stop 4720

September 14, 2009

Mr. Daniel R. Passeri
President & Chief Executive Officer
Curis, Inc.
45 Moulton Street
Cambridge, MA 02138

Re: Curis, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 26, 2009
Schedule 14A filed April 17, 2009
File No. 000-30347

Dear Mr. Passeri:

We have reviewed your filing and have the following comments. Where the comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

General

1. We note that your Form 10-K indicates that information related to “Securities Authorized for Issuance Under Equity Compensation Plans” may be found in your definitive proxy statement. However, this information is not contained in your definitive proxy statement. Please amend your filing to disclose the information required by Item 201(d) of Regulation S-K.

Item 1. Business

Hedgehog Pathway Inhibitor Program, page 3

2. We note your disclosure on pages 4 and 5 that pursuant to your Genentech Hedgehog Pathway Inhibitor Collaboration, you will be eligible to receive future cash payments upon the achievement of additional specified clinical development and regulatory approval objectives, as well as royalties on product sales if any products are successfully developed and commercialized. Please expand your disclosure in this section to state the aggregate amount of milestone payments that you are entitled to receive under the collaboration agreement. In addition, please expand your disclosure to disclose the potential range of the percentage of royalty payments (for example, "low-single-digits" or "high-single-digits"). This information is considered material to an investor.

Intellectual Property, page 7

3. We note your disclosure on page 8 that you have entered into the following "significant" license agreements:

   - License Agreements dated February 9, 1995 and September 1, 2000 with the President and Fellows of Harvard University, each of which were amended and restated effective June 10, 2003;
   - License Agreement dated January 1, 1995 and as subsequently amended with The Trustees of the Columbia University;
   - License Agreement dated September 26, 1996, which was amended and restated effective June 1, 2003, with the Johns Hopkins University and the University of Washington School of Medicine;
   - License Agreement dated May 3, 2000 with the Johns Hopkins University; and
   - License Agreement dated February 12, 1996 with the Leland Stanford Junior University.

   Please expand your disclosure to provide a more specific description of each agreement. Your disclosure should include a discussion of the material terms of the agreement, including the subject of the agreement, each party's obligations, rights to intellectual property, all amounts payable under the agreement including any aggregate amount of milestones and the potential range of the percent of royalty payments, all amounts already paid, and termination provisions.

Exhibit Index

4. We note that you described the license agreement with The Johns Hopkins University, dated May 3, 2000, as "significant"; however, you have not filed the agreement as an exhibit. Please provide us with a legal analysis as to why the agreement need not be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Schedule 14A

Executive and Director Compensation and Related Matters

Compensation Discussion and Analysis, page 15

Benchmarking and Targeted Compensation Levels, page 16

5. We note your disclosure on page 16 that the compensation committee retains an independent third-party compensation consultant to review your executive officer compensation. Please identify this third-party compensation consultant, and confirm that you will identify the compensation consultant in future filings.

* * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please do not hesitate to contact Rose Zukin at (202) 551-3239 or me at (202) 551-3715 if you have questions regarding the comments and related matters.

Sincerely,

Jeffrey Riedler
Assistant Director